Mail Stop 3561

September 13, 2007

William J. Bush, Chief Financial Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

> **Re: Handheld Entertainment, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 14, 2007**
> **File No. 1-32985**

Dear Mr. Bush:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note from your annual report on Form 10-KSB for the year ended December 31, 2006 and your subsequent periodic reports that your auditors issued a going concern qualification to your financial statements. However, it does not appear that you have discussed this qualification in your document. Please revise to disclose your going concern qualification or tell us why it is not appropriate for you to do so.

Notice of Consent Solicitation

2.   Please file a copy of the consent to be executed by security holders with your document.

Summary Term Sheet for the Acquisition, page 2

3.   Please remove from the summary section and elsewhere in the forepart of your document all defined terms. Readers should be able to discern the meaning of all terms used in the forepart of the document without a definition.

4.   It appears the Summary Term Sheet for the Acquisition section is duplicative of some information found in the Questions and Answers About the Consent Solicitation Statement section. Please revise those two sections to ensure clarity and conciseness of disclosure. In this regard, we suggest you limit the Questions and Answers About the Consent Solicitation Statement section to procedural matters relating to the meeting.

5.   Here, or in another appropriate location in your document, please revise to discuss the extent to which the vote is assured with respect to each of the matters being presented.

6.   Here, or in another appropriate location in your document, please disclose the escrow agent with whom you placed or will place any shares or funds, and please file theses escrow agreements with your document.

Structure of the Transaction, page 4

7.   You state that your subsidiary, EBW Acquisition, will acquire substantially all of the business and assets and will "assume certain liabilities of eBaum's World." Please describe all of the liabilities of eBaum's World that you and your subsidiary will assume.

Questions and Answers About the Consent Solicitation Statement, page 9

Q.Do the transactions contemplated by the asset purchase agreement constitute a change of control?, page 10

8.   Please advise security holders as to whether the NASDAQ Capital Market has made a determination as to whether or not the acquisition is classified as a "reverse acquisition" and, if not, when you expect this determination to be made. State whether or not the combined company would be able to meet NASDAQ's initial listing criteria. Also, in addition to discussing the number of shares that will be held by eBaum's World, please also discuss the number and percentage of

shares that could be held by YA Global Investments, assuming full conversion of the convertible debentures and warrants, and whether or not the issuance of such shares would constitute a change of control.

Q: Why are we seeking to increase the number of shares of our common…?, page 12

9.   You state that you are required to increase the number of authorized shares of your common stock to 75 million so that you will have a sufficient amount of authorized shares to satisfy your obligations. Please provide or estimate the number of authorized shares you will require to satisfy your known obligations and discuss the likelihood that 75 million shares will be sufficient.

Q: Who is entitled to consent to the proposals described in this Consent…, page 13

10.   Please disclose information about stockholders' ability to provide consents regarding the shares held in street name, and discuss the procedures involved in providing these consents. Please also discuss the total number of shares outstanding pursuant to Item 6(a) of Schedule 14A.

Proposal 1 – Approval of the Issuance of Shares of Handheld's Common…, page 28

Background of the Acquisition, page 28

11.   Please revise to more clearly identify each person in attendance at each meeting. For example, where you state that "representatives of eBaum's World," "our legal and financial advisors," and "the parties" or another group similarly described performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

12.   You reference consultation with a financial advisor. Please revise to discuss whether a financial advisor was consulted as to the fairness of the consideration to be paid eBaum's and whether they provided an opinion to that effect. If you did not consult a fairness advisor, please explain why not.

13.   You state that you have been expanding your business through acquisitions in the user-generated media market since late 2006, and in November 2006, John Kowal, the former owner of Dorks.com and one of your current employees, contacted representatives of eBaum's World to inquire whether they would be interested in a business combination with you. Please discuss the reason or reasons that you sought to expand your business through acquisitions, and specifically through the acquisition of eBaum's World, at this particular time in your business's history.

14.   Please disclose on what authority John Kowal contacted representatives of eBaum's World.

15.   In the second paragraph of this subsection, you state that you and eBaum's World agreed in principle on a purchase price of the acquisition of up to $52.5 million. Please discuss how you arrived that this figure and how you determined the allocation of the type of consideration to be paid.

16.   Please disclose whether you conducted a process to seek alternative proposals to the proposed transaction. Please note that you must discuss the benefits and risks associated with any alternative transaction you considered, and indicate why any alternative was deemed inferior to the instant transaction. In this regard, your revised disclosure must include all alternatives considered.

17.   Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate report that must be described in detail in the document. This requirement includes final and preliminary reports. For example, please supplementally confirm that you have described in detail all oral and written presentations made to the board. In addition, you should provide to us for review any materials used to present information to the board such as board books, slides, etc. See Item 1015 of Regulation M-A.

Reasons for the Acquisition, Factors Considered by Our Board of Directors…, page 29

18.   Please revise the discussion of the factors your board considered in its analysis so that it is not written in jargon. For example, please disclose what you mean when you discuss your "ability to integrate [y]our user-generated content and commercial content businesses with eBaum's World to generate higher ad rates across [y]our entire network of user-generated content websites."

19.   Also, it is important that stockholders understand why the board chose to pursue the acquisition. In this regard, the factors you discuss must be explained in enough detail for stockholders to understand them without using conclusory statements or listing of generalized areas of consideration. Therefore, you must ensure that each factor you cite contains adequate detail to place it in context. Please expand the factors, both favorable and potentially unfavorable, to provide a meaningful discussion of the board's consideration of each factor. Please describe in specific terms what it was about each factor that supports the board's decision. As examples only, please consider the following:

   • More clearly discuss how you will integrate your user-generated content and commercial content businesses with eBaum's World to generate higher ad rates across your entire network.

- Please discuss why you believe eBaum's World's assets will allow you to achieve significant scale faster than if you do not acquire these assets and provide a basis for that belief.

- Please disclose why you expect to be able to integrate your commercial content into eBaum's World's website.

20. Please review this section and your disclosure in its entirety to ensure that any factual statement you make is based upon a verifiable source, such as a report or article. Also, please provide copies of these documents to us, appropriately marked and dated. For example, please disclose the source relied upon for your statements that "eBaum's World brings with it strong brand recognition and a loyal user-based that will generate more unique traffic" for you, "eBaum's World has a large and loyal audience that consists of the 18 – 35 year age demographic," and "[w]ebsites offering such commercial content, to date, have generated higher ad rates."

Federal Income Tax Consequences of the Acquisition, page 30

21. We note your disclosure in this section. Please provide the federal income tax consequences of the acquisition to the individual stockholder, if any.

Representations and Warranties, page 35

22. You state that the asset purchase agreement contains customary representations and warranties made by eBaum's World to you and to EBW Acquisition, and by you and EBW Acquisition to eBaum's World. Also, you state that these representations and warranties "are made by the parties to each other, may be subject to certain important limitations and qualifications and may or may not be accurate as of the date they were made." Please list all of the material limitations and qualifications to all of the representations and warranties. Also, please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please confirm your understanding in this regard.

Conditions Precedent to the Acquisition, page 36

23. We note that here and on page 50 you list the specific conditions to the acquisition. Please disclose whether or not any of the conditions you have disclosed are waivable. Also, please disclose which party or parties may waive

any conditions. Further, if you may waive any of the conditions to the acquisition or purchase obligation, please disclose which of the waivable conditions you may consider waiving.

24.   Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the acquisition or purchase obligation.

25.   Please disclose your intentions concerning re-solicitation if material conditions of the acquisition or purchase obligation agreement are waived. If you do not intend to re-solicit consents in the event of waiver of material conditions, please disclose the associated risks.

Proposal 3 – Sale of the Convertible Debentures and Warrants, page 49

Reasons for Selling the Convertible Debentures and Use of Proceeds, page 49

26.   You state that you will sell the securities described in this subsection to YA Global Investments pursuant to the exemption from registration afforded by Rule 506 under the Securities Act. Please disclose the facts that you will rely on for this exemption.

27.   You state that you will use $15 million of the proceeds from the sale of certain securities to pay the purchase price of the acquisition, and you will use the balance of the proceeds to pay other expenses related to the acquisition, future mergers and acquisitions, and for general working capital purposes. Please disclose the approximate amounts devoted to each purpose so far as determinable for which the net proceeds will be used.

The Convertible Debentures, page 51

28.   You state that you entered into a securities purchase agreement with YA Global Investments for the sale of $23 million principal amount of your convertible debentures that will be convertible into shares of your common stock. Please provide or reference examples of how many shares of common stock you will issue based upon a range of market prices of your common stock.

29.   Please provide us, with a view toward disclosure, with tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that you have made or may be required to make to YA Global, and any affiliates thereof, including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments. Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to YA Global and any of their affiliates in the first year following the sale of convertible notes.

30. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the total possible profit YA Global could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

  o the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note; and

  o the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

    ▪ if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

    ▪ if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible note, assuming no interest payments and complete conversion throughout the term of the note;

- the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the total possible shares YA Global may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares YA Global may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

31. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by YA Global or any affiliates thereof, presented in a table with the following information disclosed separately:

  o market price per share of the underlying securities on the date of the sale of that other security; and

  o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    ▪ if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    ▪ if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities, assuming complete conversion/exercise;

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

32.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to current comment 29;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by YA Global or any affiliates thereof that is disclosed in response to current comments 30 and 31.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments, as disclosed in response to current comment 29, and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to current comment 30, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Proposal 4 – Sale of Additional Convertible Debentures and Warrants to…, page 56

Background, page 56

33.   You state that you expect Carl Page, Eric Bauman, and Neil Bauman to purchase up to $500,000 of the additional convertible debentures and warrants. Please discuss how many shares of your common stock these individuals could own if they purchase and convert all of the convertible debentures and warrants. Please use examples as necessary.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harvey J. Kesner, Esq.
        Haynes & Boone, LLP
        Via Facsimile